Exhibit 99.2

CNOVA N.V. Publishes 2014 Dutch Annual Financial Report and Agenda for 2015 AGM

AMSTERDAM, April 8, 2015, — Cnova N.V. (NASDAQ and Euronext in Paris: CNV) (“Cnova”) today published its Dutch annual financial report, including audited annual accounts over the financial year ended December 31, 2014 and the annual report over that financial year as required by Dutch law, as filed with the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) and, on a Form 6-K, with the U.S. Securities and Exchange Commission (“SEC”) on that same date. These documents are available on www.cnova.com. The Form 6-K can also be downloaded from the SEC’s website (www.sec.org).

In addition, today Cnova published the agenda of its Annual General Meeting of Shareholders, to be held on Wednesday, May 20, 2015, at 2.00 p.m. CET, at Steigenberger Airport Hotel, in Schiphol-Oost, the Netherlands (the “AGM”).  The notice of the AGM and the agenda, the explanatory notes thereto, the proxy cards and the other relevant AGM materials (including the annual accounts and annual report referred to above), are available at www.cnova.com.

About Cnova N.V.

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br. in Brazil. Cnova N.V. offers its more than 13 million active customers access to a wide assortment of approximately 14 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively;

changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015  and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Cnova Investor Relations Contact:

investor@cnova.com

Tel: +31 20 795 0671